Exhibit 99.2

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action to be taken, you are recommended immediately to seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 if you are in the United Kingdom, or, if not, from another appropriately authorised independent financial adviser.

If you have sold or otherwise transferred all your Existing CAT Shares and/or CAT ADSs, please forward this document, together with the accompanying documents, as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for onward delivery to the purchaser or transferee.

Applications have been made to the UK Listing Authority for the New CAT Shares to be admitted to the Official List and to the London Stock Exchange for the New CAT Shares to be admitted to trading on its market for listed securities. It is expected that admission of the New CAT Shares to the Official List will become effective and that dealings on the London Stock Exchange will commence at 8.00 a.m. (London time) on the Effective Date which, subject to the satisfaction of certain conditions and the sanction of the Scheme by the Court, is expected to occur by 31 March 2003.

This document should be read in conjunction with the accompanying Listing Particulars relating to the New CAT Shares which have been prepared in accordance with the Listing Rules made under section 74 of the Financial Services and Markets Act 2000. A copy of the Listing Particulars has been delivered to the Registrar of Companies in England and Wales for registration in accordance with section 83 of that Act. The words and expressions defined in the Listing Particulars also apply for the purposes of this document.

--------------------------------------------------------------------------------

                     Cambridge Antibody Technology Group plc

                             recommended merger with

                            Oxford GlycoSciences Plc

                       pursuant to a scheme of arrangement
                   under Section 425 of the Companies Act 1985
                     and amendment of employee share schemes

                            Circular to Shareholders

                                       and

                     Notice of Extraordinary General Meeting

--------------------------------------------------------------------------------

Your attention is drawn to the letter from the Chairman of CAT which is set out on pages 6 to 15 of this document and which recommends that you vote in favour of the resolutions to be proposed at the CAT EGM.

Notice of an extraordinary general meeting of CAT to be held at Milstein Building, Granta Park, Cambridge, CB1 6GH at 12.30 p.m. on 11 March 2003 is set out at the end of this document.

A Form of Proxy for use at the CAT EGM is enclosed. To be valid, a Form of Proxy should be completed, signed and returned so as to be received by the Registrars of CAT, Computershare Investor Services PLC, PO Box 1075, The Pavilions, Bridgwater Road, Bristol, BS99 3FA as soon as possible, but in any event, so as to be received not later than 12.30 p.m. on 9 March 2003. If you would like to appoint your proxy electronically via the internet, the instructions relating to electronic proxy appointment set out in the Form of Proxy should be followed.

If you hold CAT ADSs, please complete and sign the enclosed voting instruction card and return it in the enclosed envelope to the CAT ADS Depositary as soon as possible, but in any event, so as to be received not later than 5.00 p.m. New York time on 4 March 2003. If you hold your CAT ADSs indirectly, you must rely on the procedures of your bank, broker or financial institution through which you hold your CAT ADSs. Holders of CAT ADSs are referred to paragraph 13 of Part I of this document for information on voting procedures relating to them.

The New CAT Shares to be issued to OGS Shareholders under the Scheme have not been and will not be registered under the Securities Act or any US state securities laws. New CAT Shares will be issued in reliance upon the exemptions from the registration requirements of the Securities Act and any US state securities law provided by sections 3(a)(10) and 18(b) of the Securities Act, respectively. OGS Shareholders who are or will be "affiliates" (as such term is defined in Rule 144 under the Securities Act) of OGS or CAT prior to, or of CAT after, the Effective Date will be subject to certain US transfer restrictions relating to New CAT Shares received under the Scheme. Neither the SEC nor any US state securities commission has approved or disapproved of the securities described herein or passed upon the accuracy or adequacy of this document or any accompanying document. Any representation to the contrary is a criminal offence in the United States.

In addition, no steps have been, or will be, taken to enable the New CAT Shares to be offered in compliance with the applicable securities laws of Canada or Japan and no prospectus in relation to the New CAT Shares has been, or will be, lodged with or registered by the Australian Securities and Investments Commission. Accordingly, the New CAT Shares may not be offered, sold, transferred, resold, delivered or distributed, directly or indirectly, in or into or from Canada, Japan or Australia (except in transactions exempt from or not subject to the registration requirements of the relevant securities laws of Canada, Japan or Australia).

Merrill Lynch International is acting for CAT and no-one else in connection with the Merger and will not be responsible to anyone other than CAT for providing the protections afforded to clients of Merrill Lynch International or for providing advice in relation to the Merger.

Both CAT and OGS have equity securities traded on the London Stock Exchange and quoted on NASDAQ. The Panel wishes to draw the attention of those market makers and broker dealers transacting in the securities of CAT and/or OGS on NASDAQ to certain UK dealing disclosure requirements during the offer period pertaining to the Merger. The offer period (in accordance with the City Code, which is published and administered by the Panel) commenced on 23 January 2003.

The above disclosure requirements are set out in more detail in Rule 8 of the City Code. In particular, Rule 8 requires public disclosure of dealings during the offer period by persons who own or control, or who would as a result of any transaction own or control, one per cent. or more of any class of relevant securities of the offeror or offeree company. Relevant securities include CAT Shares, CAT ADSs, instruments convertible into CAT Shares or CAT ADSs, OGS Shares, OGS ADSs and instruments convertible into OGS Shares or OGS ADSs. This requirement will apply until the end of the offer period.

Disclosure should be made on an appropriate form by no later than 12 noon (London time) on the Business Day following the date of the dealing transaction. These disclosures should be sent to a Regulatory Information Service.

The Panel requests that those market makers and broker dealers advise those of their clients who wish to deal in the relevant securities of CAT or OGS, whether in the United States or in the United Kingdom, that they may be affected by these requirements. If there is any doubt as to their application, the Panel should be consulted (telephone number: +44 (0)20 7382 9026, fax number +44 (0)20 7638 1554).

                           FORWARD-LOOKING STATEMENTS

Application of the Safe Harbor of the US Private Securities Litigation Reform Act of 1995: This document contains certain statements about CAT or OGS that are or may be forward-looking. All statements other than statements of historical facts included in this document may be forward-looking statements. Any statements preceded or followed by or that include the words "targets", "plans", "believes", "expects", "aims", "intends", "will", "may", "anticipates" or similar expressions or the negative thereof, are forward-looking statements. Forward-looking statements include statements relating to the following:

o future capital expenditures, expenses, revenues, economic performance, financial condition, dividend policy, losses and future prospects;

o future performance in clinical trials of the product candidates that were developed using CAT's or OGS' technology;

o the ability of CAT or OGS and their respective collaborators to commercialise products;

o business and management strategies and the expansion and growth of CAT's or OGS' operations;

o     the effects of government regulation on CAT's or OGS' businesses;

o expansion and other development trends of CAT's or OGS' current and future customers and their industries;

o acquisitions, including the timing, nature, availability, location and significance of those acquisitions;

o     costs relating to the integration of the businesses of CAT and OGS; and

o     cost savings from the Merger.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of CAT or OGS or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding CAT's and/or OGS' present and future business strategies and the environment in which CAT and OGS will operate in the future. Certain factors that could cause CAT's or OGS' actual results, performance or achievements to differ materially from those in the forward-looking statements are described in the "Risk factors" in Part VIII of the Listing Particulars.

CONTENTS

                                                                            Page

Expected timetable of principal events                                         5

Part I   Letter from the Chairman of CAT                                       6

         1. Introduction                                                       6

         2. Summary of the terms of the Merger                                 7

         3. Background to and reasons for the Merger                           7

         4. Management and employees                                           9

         5. Information on CAT                                                 9

         6. Information on OGS                                                10

         7. Current trading of CAT and OGS and prospects
            for the Enlarged Group                                            10

         8. Further details of the Merger                                     11

         9. Inducement fee and Merger Agreement                               12

        10. Amendments to the CAT Share Schemes                               12

        11. Extraordinary General Meeting                                     13

        12. Action to be taken by CAT Shareholders                            14

        13. Action to be taken by holders of CAT ADSs                         15

        14. Further information                                               15

        15. Recommendation                                                    15

Part II Additional information                                                16

Notice of Extraordinary General Meeting                                       17

                     EXPECTED TIMETABLE OF PRINCIPAL EVENTS

All times shown in this document are London times unless otherwise stated.

Event                                                                                  2003
Latest time for receipt by the CATADS Depositary of completed              5.00 p.m. (New York time) on
voting instruction cards from holders of CATADSs                                  Tuesday 4 March

Latest time for receipt of forms of proxy for the CAT EGM                  12.30 p.m. on Sunday 9 March

OGS Court Meeting (to approve the Scheme)                                 10.00 a.m. on Tuesday 11 March

OGS EGM(1)                                                                10.15 a.m. on Tuesday 11 March

CAT EGM                                                                   12.30 p.m. on Tuesday 11 March

OGS Court Hearing (to sanction the Scheme)                                10.30 a.m. on Thursday 27 March

Last day of dealings in OGS Shares and OGS ADSs(2)                                Friday 28 March

Scheme Record Time(2)                                                      6.00 p.m. on Friday 28 March

Effective Date of the Scheme(2)                                                   Monday 31 March

Commencement of dealings on the London
Stock Exchange in New CAT Shares and on
NASDAQ in New CAT ADSs(2)                                                         Monday 31 March

Crediting of New CAT Shares to CREST accounts(2)                                  Monday 31 March

Latest time for despatch of share certificates for
New CAT Shares (where applicable)(2)                                              Monday 7 April

(1) To commence at the time fixed, or if later, immediately after the conclusion or adjournment of the OGS Court Meeting.

(2) These dates are indicative only and will depend, amongst other things, on the date upon which the Court sanctions the Scheme.

                                     PART I

       LETTER FROM THE CHAIRMAN OF CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC

PB Garland (Chairman)+
PA Chambre
JC Aston
DR Glover
KS Johnson
U Bicker+
JL Foght+
Sir Aaron Klug+
PA Nicholson+
ABT Stavling+
JW Stocker+


+     Non-Executive Director

                                                                 6 February 2003

To the holders of CAT Shares and CAT ADSs and, for information only, to the participants in the CAT Share Schemes

           RECOMMENDED MERGER OF CAMBRIDGE ANTIBODY TECHNOLOGYGROUPPLC
                          WITH OXFORD GLYCOSCIENCESPLC

1.    Introduction

On 23 January 2003, the Boards of CAT and OGS announced that they had agreed* the terms of a recommended merger of CAT and OGS to create a leading European biotechnology company combining the key strengths of the two organisations. The Merger will create an enlarged entity with a significantly strengthened core discovery and development capability, a strengthened and broadened product portfolio, providing substantially greater financial strength and the opportunity to achieve cost savings and other potential synergies.

The purpose of this letter is to explain to you the background to the Merger and the reasons why your Board believes the Merger is in the best interests of CAT and its shareholders, and, in view of its size, to seek your approval for its implementation at the CAT EGM to be held at 12.30 p.m. on 11 March 2003.

The letter also explains proposed amendments to the Cambridge Antibody Technology Group Company Share Option Plan and the proposed Cambridge Antibody Technology Group plc Executive Incentive Plan, which also requires your approval at the CATEGM. In addition, this letter explains a proposed amendment to the articles of association of CAT, which also requires your approval at the CATEGM.

Your Board unanimously recommends you to vote in favour of the resolutions to be proposed at the CAT EGM to approve the Merger, to grant the necessary authorities to issue and allot equity securities required to implement the Merger, to grant authorities to issue and allot equity securities and to disapply pre-emption rights, to approve the amendments to the employee shares schemes (details of which are set out in paragraph 10 below), to approve the amendment to the articles of association of CAT(details of which are set out in paragraph 11 below) and urges you to sign and return the Form of Proxy enclosed with this document as soon as possible.

CAT has received irrevocable undertakings to vote in favour of the resolutions to be proposed at the CAT EGM from the CAT Directors in respect of their own beneficial holdings of, in aggregate, 275,918 CAT Shares, representing approximately 0.76 per cent. of the current ordinary share capital of CAT.

The accompanying Listing Particulars, which set out additional information relating to CAT and OGS, the New CAT Shares, the New CAT ADSs and the Merger, should be read in conjunction with this document.

2.    Summary of the terms of the Merger

The Merger of CAT and OGS will be effected by way of a scheme of arrangement of OGS under section 425 of the Companies Act. Under the terms of the Merger, CAT Shareholders will retain their shares in CAT and, upon completion of the Merger, OGS Shareholders will receive:

                for each OGS Share               0.3620 New CAT Shares

OGS ADS holders will receive New CAT ADSs on the following basis:

                for each OGS ADS                 0.3620 New CAT ADSs

Based upon CAT's share price of 540.0 pence, being the Closing Price of a CAT Share on 22 January 2003 (which was the last Business Day prior to the date of the announcement of the Merger), the Merger values each OGS Share at 195.5 pence, and the entire issued and to be issued share capital of OGS at approximately (pound)109.6 million. This represents a premium of 28.2 per cent. over the Closing Price on 22 January 2003 (which was the last Business Day prior to the date of the announcement of the Merger) of 152.5 pence per OGS Share.

Based on the volume weighted average trading price of CAT Shares in the last ten Business Days prior to the announcement of the Merger, the Merger values each OGS Share at 210.6 pence and the entire issued and to be issued share capital of OGS at approximately (pound)118.2 million. This represents a premium of 43.3 per cent. over the volume weighted average trading price of OGS Shares in the last ten Business Days prior to the date of the announcement of the Merger of 147.0 pence per OGS Share.

Based upon CAT's share price of 464.0 pence, being the Closing Price of a CAT Share on 4 February 2003 (being the last practicable date prior to the publication of this document), the Merger values each OGS Share at 168.0 pence, and the entire issued and to be issued share capital of OGS at approximately (pound)93.9 million. This represents a premium of 10.1 per cent. over the Closing Price on 22 January (which was the last Business Day prior to the date of the announcement of the Merger) of 152.5 pence per OGS Share.

Upon completion of the Merger, which is expected to occur in March 2003, and based on the current issued share capital of each company, CAT Shareholders will hold approximately 64.3 per cent. and OGS Shareholders will hold approximately
35.7 per cent. of the issued share capital of CAT. The name of CAT will be changed in due course as part of management's commitment to building a leading biopharmaceutical company.

The Merger is subject to the conditions set out in Part V of the accompanying Listing Particulars, including, amongst other things, the approval of the Merger by shareholders of both CAT and OGS, the obtaining of relevant regulatory consents and the sanction of the Scheme by the Court.

Proposals to be made in connection with options granted under the OGSShare Option Schemes are summarised in paragraph 10 of Part I of the accompanying Listing Particulars.

3.    Background to and reasons for the Merger

CAT has stated that its goal is to complete the transition to a profitable, product-based biopharmaceutical company over the next five years and to build a broad portfolio of products that will deliver rapid revenue and profit growth beyond that point through a combination of internal development and acquisition.

OGS has stated that its goals are to focus on key objectives including cost reductions and to build critical mass and strengthen its clinical pipeline through appropriate transactions.

The Merger helps both companies to achieve their stated goals by creating an enlarged entity which will significantly strengthen discovery and development capabilities and financial resources with which to build its pipeline. In particular:

o the Merger will significantly strengthen the Enlarged Group's core capabilities in R&D by combining CAT's leading human monoclonal antibody product development expertise with OGS' oncology drug discovery capabilities and potential target pool and by increasing the breadth of the discovery and pre-clinical portfolios. The Enlarged Group will also have both antibody and small molecule discovery capabilities, as well as significantly improved scale in product development resulting from the combination of each Group's strengths in pre-clinical, clinical and regulatory activities. The Enlarged Group will benefit from OGS' demonstrated ability to drive products through to approval;

o the Enlarged Group will have a stronger and broader portfolio, with two approved products, seven additional products candidates in clinical trials and seven pre-clinical products. These are set out below:

       Product/candidate      Partner               Disease                               Phase
-------------------------------------------------------------------------------------------------------------------
       Humira(TM)             Abbott                Rheumatoid arthritis(1)               Approved in US;
                                                                                          filed for approval in
                                                                                          Europe

                                                    Juvenile rheumatoid arthritis         Phase III

                                                    Crohn's disease                       Phase II/III

       Zavesca(TM)            Actelion/Teva         Type I Gaucher disease(2)             Approved in Europe;
                                                                                          filed in Israel and an
                                                                                          amended application
                                                                                          to be filed in the US

       CAT-152                --                    Scarring post glaucoma surgery        Phase III

       CAT-192                Genzyme               Scleroderma                           Phase I/II

       CAT-213                --                    Allergic disorders                    Phase I/II

       J695                   Abbott/Wyeth          Rheumatoid arthritis                  Phase II

                                                    Crohn's disease                       Phase II

       LymphoStat-B(TM)       HGSI                  Systemic lupus erythematosus          Phase I

       TRAIL-R1 mAb           HGSI                  Cancer                                Phase I

       OGT 923                --                    Glycolipid disorders                  Phase I

       GC1008                 Genzyme               Fibrotic diseases                     Pre-clinical

       OGT 2378               --                    Cancer                                Pre-clinical

       TRAIL-R2 mAb           HGSI                  Cancer                                Pre-clinical

       MDX-OGS 001            Medarex               Cancer                                Pre-clinical

       Undisclosed            Wyeth                 Undisclosed                           Pre-clinical

       Undisclosed            HGSI                  Undisclosed                           Pre-clinical

       Undisclosed            Undisclosed           Undisclosed                           Pre-clinical

      (1) Also in development for psoriasis, psoriatic arthropathy and ankylosing spondylitis

      (2) Also in development for Niemann-Pick Type C, Late-Onset Tay Sachs and Type III Gaucher disease

The Enlarged Group will have substantially greater financial strength. This will increase its ability to fund product development to later stages, thereby retaining greater value and reducing the need for additional capital. Pro-forma net cash was (pound)260.1 million as at 31 December 2002.

4.    Management and employees

Following completion of the Merger, CAT will continue to be chaired by Professor Peter Garland. Peter Chambre and John Aston will remain Chief Executive Officer and Chief Financial Officer, respectively.

Dr David Ebsworth, currently Chief Executive Officer of OGS, will be invited to join the CAT Board as an executive director to assist in the integration process. It is the intention of both CAT and Dr Ebsworth that, after completion of that process, he will remain on the CAT Board as a non-executive director.

Dr David Glover, who will remain as Chief Medical Officer of CAT, will co-chair the portfolio review of the Enlarged Group with Professor Rajesh Parekh, currently Chief Scientific Officer of OGS. Professor Parekh will be invited to join the CAT Board as an executive director upon completion of the Merger and it is the intention of both CAT and Professor Parekh that, following the completion of the portfolio review, he will remain on the CAT Board as a non-executive director.

Dr James Hill, currently a non-executive director of OGS, will be invited to join the CAT Board as a non-executive director.

Dr Chris Moyses, currently Chief Medical Officer of OGS, and Denis Mulhall, currently Chief Financial Officer of OGS, will be invited to join the executive committee of CAT.

Dr Kevin Johnson, CAT's Chief Technology Officer, will leave the CAT Board on completion of the Merger. He will continue to lead the effort to secure independent financing for the business of patient stratification based on antibody arrays.

It is expected that two of CAT's existing non-executive directors will step down from the Board by the end of 2003.

The CAT Board confirms that the existing contractual employment rights, including pension rights, of the employees of both the CAT Group and the OGS Group will be fully safeguarded following completion of the Merger. Certain OGS Directors are entitled to compensation on termination of, or leaving, employment following the Effective Date.

Following completion of the Merger, appropriate proposals will be made to participants in the OGS Share Option Schemes pursuant to which they will be offered new options over shares in CAT in exchange for the release of existing options over shares in OGS, where practicable. Further details are contained in paragraph 10 of Part I of the accompanying Listing Particulars.

5.    Information on CAT

CAT is a UK-based biotechnology company with an advanced platform technology for rapidly isolating human monoclonal antibodies using phage display systems. CAT has created libraries of over 100 billion distinct phage antibodies and applies its proprietary technologies to the discovery and development of human monoclonal antibodies as new treatments for human disease.

CAT has a respected research discovery group, with five products in pre-clinical development, 15 products in discovery and a strong intellectual property position.

Humira(TM), the most advanced CAT-derived human monoclonal antibody, isolated and optimised in collaboration with Abbott Laboratories, has been approved by the FDA for marketing in the US as a treatment for rheumatoid arthritis and was filed by Abbott for approval for marketing in Europe in April 2002. Approval is expected by Abbott in the first half of 2003. Humira is now being developed by Abbott for five further indications. Six further CAT-derived human therapeutic antibodies are at various stages of clinical trials.

CAT has a number of alliances in place with established pharmaceutical and biotechnology companies. Present partners include Abbott Laboratories, Amgen, Chugai, Genzyme, HGSI, Merck, Pharmacia and Wyeth Research.

CAT completed its initial public offering and listing on the London Stock Exchange in March 1997, raising (pound)41 million. In April 2000, CAT raised (pound)93 million in a secondary offering. In June 2001, CAT's ADSs commenced trading on NASDAQ.

For the year ended 30 September 2002, CAT reported a loss before taxation of (pound)31.8 million on turnover of approximately (pound)9.5 million. CAT had net assets as at that date of approximately (pound)135.8 million, with net cash and liquid resources of approximately (pound)129.8 million. Based upon CAT's share price of 540.0 pence, being the Closing Price of a CAT Share on 22 January 2003, (which was the last Business Day prior to the date of the announcement of the Merger), CAT's market capitalisation was approximately (pound)196.3 million.

6.    Information on OGS

OGS is a research and product development company with three distinct business units - Inherited Storage Disorders, proteomics and oncology. In ISD, its most advanced product is ZavescaTM, which has been approved by the European Commission for the treatment of mild to moderate Type I Gaucher disease in patients for whom enzyme replacement therapy is unsuitable. Under the terms of a marketing and distribution agreement, Actelion will market Zavesca worldwide with the exception of Israel. European launch is expected in March 2003. An amended New Drug Application is expected to be filed with the FDA in the first quarter of 2003. In Israel, Zavesca will be marketed by Teva, who filed for approval in January 2003. Zavesca is also undergoing further clinical investigations in other glycosphineal disorders. OGS'other compound targeting ISD is OGT 923, which has entered Phase I clinical trials.

OGS has several proteomics collaborations with partners including Bayer, GSK, Pfizer, Pioneer Hi-Bred/DuPont and Wyeth. In addition, it has a joint venture company, Confirmant, to develop the protein atlas of the human genome. OGS receives royalties for licensing its intellectual property in proteomics.

In oncology, OGS is developing a pipeline of projects and has drug discovery and development alliances with Medarex and BioInvent and a drug discovery alliance with NeoGenesis. OGS currently has five discovery projects in oncology.

OGS completed its initial public offering and listing on the London Stock Exchange in April 1998, raising approximately (pound)27.8 million. In March 2000, OGS raised approximately (pound)32.9 million and, in December 2000 raised a further (pound)157.4 million in secondary offerings. In December 2000, the OGS ADSs commenced trading on NASDAQ.

For the year ended 31 December 2001, the OGS Group reported a loss before taxation of (pound)28.2 million on turnover of approximately (pound)13.4 million. The OGS Group had net assets as at that date of approximately (pound)194.6 million, with net cash of approximately (pound)176.6 million. On the basis of the Closing Price of an OGS Share of 152.5 pence on 22 January 2003 (the last Business Day prior to the date of the announcement of the Merger), OGS' market capitalisation was approximately (pound)85.0 million.

7.    Current trading of CAT and OGS and prospects for the Enlarged Group

CAT's current trading

Recurring revenues, representing contract research revenues and income from licensing arrangements entered into prior to the 2003 financial year are expected to be in the range of (pound)3 million to (pound)4 million for the 2003 financial year. Additional revenues may arise from technical and clinical milestone payments and any further licensing or contract research arrangements including extensions to existing arrangements. Cash receipts from collaborators and licensees in the 2003 financial year are expected to be at least comparable to the 2002 financial year.

On 31 December 2002, Abbott Laboratories announced that it had received FDA approval to market Humira for the treatment of rheumatoid arthritis in the US. This approval was received earlier than had been expected and Abbott has stated that it began supplying Humira to pharmacies throughout the US in January 2003. The European Agency for the Evaluation of Medicinal Products (or "EMEA") accepted Abbott's submission for Humira for the treatment of rheumatoid arthritis in April 2002, and approval is expected by Abbott in mid-2003. Humira was developed in a collaboration between Abbott and CAT, under which CAT will receive milestone payments based upon approval in the US and Europe and royalties based on Humira sales.

Significant increases in operating costs are expected during the current financial year as compared with the 2002 financial year. This reflects, in particular, an increase in spending on clinical trials on CAT's pipeline of product candidates.

In December 2002, CAT settled patent disputes with MorphoSys and Crucell and announced a cross-licensing arrangement with Xoma. In January 2003, CAT announced an expanded licence agreement with Dyax as refered to in paragraph 6 of Part I of the accompanying Listing Particulars.

As at 31 December 2002, CAT had net cash and liquid resources of approximately (pound)123.7 million, representing 340.2 pence per CAT ordinary share in issue.

OGS' current trading

In September 2002, OGS announced a reorganisation of its operations and a cost reduction programme. In light of the delays in the approval of Zavesca in the US, the Bridgewater, New Jersey facility was closed. OGS also carried out a review of its UK operations which resulted in redundancies, restructuring and the streamlining of some existing alliances. As from 1 January 2003, OGS has been reorganised into three separate business units; ISD, proteomics and oncology, with the intention of increasing transparency, responsibility and accountability.

In November 2002, OGS announced that the European Commission had granted marketing authorisation for Zavesca, an oral treatment for patients with mild to moderate Type I Gaucher disease for whom enzyme replacement therapy is unsuitable. The existing European marketing agreement with Actelion for Zavesca was also extended to cover the rest of the world, excluding Israel. Zavesca is expected to be launched in Europe in March 2003. In January 2003, Zavesca was filed for approval in Israel by Teva, which has rights to the drug in Israel. Following recent discussions with the FDA, OGS and Actelion intend to submit an amendment to the New Drug Application for Zavesca in the first quarter of 2003. In addition to the US, Actelion intends to file for registration of Zavesca in Japan and will evaluate opportunities in other territories, as appropriate.

OGS has also commenced a Phase I study with OGT 923, bringing a second iminosugar into clinical development for glycosphingolipid storage disorders.

As at 31 December 2002, the OGS Group had net cash of approximately (pound)136.4 million, representing 244.8 pence per OGS ordinary share in issue.

Prospects for the Enlarged Group

As detailed in the above section, Abbott Laboratories received FDA approval on 31 December 2002 to market Humira for the treatment of rheumatoid arthritis in the US, and in November 2002 OGS announced that the European Commission had granted marketing authorisation for Zavesca.

Cost savings based on the removal of duplicated activities have been identified in the areas of corporate overhead, R&D and real estate. These savings are expected to have a cash effect of approximately (pound)10 million in the first full financial year following completion of the Merger**. In addition, further savings are expected from a portfolio review to focus R&D expenditure on the highest quality projects. The results of this review will be announced in November 2003. One-off costs relating to the integration of CAT and OGS are expected to be up to (pound)6 million. Management intends to continue OGS' strategy of maintaining discrete business units in respect of proteomics and ISD.

The Enlarged Group will have substantially greater financial strength. This will increase its ability to fund product development to later stages, thereby retaining greater value and reducing the need for additional capital. Pro-forma net cash was (pound)260.1 million as at 31 December 2002.

The Merger helps both companies to achieve their stated goals by creating an enlarged entity with significantly strengthened discovery and development capabilities and financial resources with which to build its pipeline. The directors are confident of the prospects for the Enlarged Group.

8.    Further details of the Merger

The Merger is to be implemented by way of a scheme of arrangement to be effected by OGS under section 425 of the Companies Act and is subject to the conditions set out in Part V of the accompanying Listing Particulars, including, amongst other things, the approval of the Merger by both CAT Shareholders and OGS Shareholders, the obtaining of relevant regulatory consents and the sanction of the Scheme by the Court.

It is proposed that, under the Scheme, OGS Shareholders who are on the register of OGS and holders of OGS ADSs at the Scheme Record Time will receive 0.3620 New CAT Shares for each OGS Share and 0.3620 New CAT ADSs for each OGS ADS.

Fractional entitlements to New CAT Shares will be aggregated and sold in the market with the net proceeds distributed pro rata to OGS Shareholders entitled thereto. Fractional entitlements to New CAT ADSs will not be distributed. Fractional entitlements will be aggregated and sold in the market and the net proceeds will be distributed pro rata to the former OGSADS holders entitled thereto. CAT Shareholders will retain their shares in CAT. The New CAT Shares and New CAT ADSs to be issued to OGS Shareholders and holders of OGS ADSs pursuant to the Merger will be issued credited as fully paid and will rank pari passu in all respects with the Existing CAT Shares and existing CAT ADSs, including the right to receive all dividends, distributions and other entitlements declared, made or paid by CAT on such shares on or after the date of the announcement of the Merger.

The Scheme will require approval by OGS Shareholders at the OGSCourt Meeting, the OGS EGM, and the sanction of the Court at the OGS Court Hearing. The approval required at the OGSCourt Meeting is a majority in number of the shareholders who vote at the meeting representing 75 per cent. of the shares voted at the meeting. The Scheme also requires the sanction of the Court and approval separately by a special resolution of the OGS Shareholders to be proposed at the OGS EGM. In addition, the Merger requires the approval by CAT Shareholders at the CAT EGM.

Once the necessary approvals have been obtained from the CAT Shareholders and OGS Shareholders and the relevant regulatory conditions have been satisfied or waived subject to the sanction of the Scheme by the Court, the Scheme will become effective upon the delivery to the Registrar of Companies of a copy of the Order. This is expected to occur in March 2003.

9.    Inducement fee and Merger Agreement

CAT and OGS have entered into an inducement fee agreement under which each party has agreed to pay the other an amount of approximately (pound)1.1 million by way of compensation if the Merger lapses: (i) following a failure by its shareholders to pass any shareholder resolution required to implement the Merger; or (ii) if the relevant party's Board fails to recommend or withdraws or modifies its recommendation of the Merger or fails to take any steps which are necessary to implement the Merger.

CAT and OGS have also entered into a Merger Agreement which provides that both parties will use their reasonable endeavours to achieve the satisfaction of the conditions set out in paragraph 1 of Part V of the accompanying Listing Particulars and to meet the timetable for implementation of the Scheme which has been agreed between the parties.

Further details on the Merger Agreement and the inducement fee agreement are set out in paragraphs 11(a)(vi) and (vii) respectively of Part X of the accompanying Listing Particulars.

10.   Amendments to the CAT Share Schemes

The CAT Board are proposing to amend the limits on the number of shares which may be used under the CAT Share Schemes as a consequence of the Merger.

As explained in paragraph 10 of Part I of the Listing Particulars, following the Merger CAT is proposing to offer holders of options under the OGS Share Option Schemes equivalent options over shares in CAT in consideration of the release of their options over shares in OGS ("Rollover Options"). The proposed amendments to the CAT Share Schemes will alter the way the Rollover Options are treated for the purpose of determining the individual and overall limits on the number of shares which may be used in future under the CAT Share Schemes.

Broadly speaking, the Cambridge Antibody Technology Group Company Share Option Plan and the Cambridge Antibody Technology Group plc Executive Incentive Plan (proposed to be adopted following the CATannual general meeting on 7 February
2003) have a limit on the value of shares which may be put under option or awarded to any one individual of two times salary in any one year. Under the current rules of those schemes, Rollover Options will be taken into account for the year in which the Rollover Options are granted, regardless of when the original options over shares in OGS were granted. This would create a distortion for the year in which the Rollover Options are granted which may artificially prevent CAT from implementing its policy of regular option grants to key employees (or from making the desired level of award under the proposed CAT Executive Incentive Plan).

Therefore, it is proposed that the relevant CAT Share Schemes be amended so that for the purpose of the limits on the number of shares which an individual may be awarded or granted options over under those schemes, any Rollover Options granted to that individual will be deemed to have been granted on the date on which the original option over shares in OGS was granted, rather than the date the Rollover Option is granted. The amendment would also have effect generally for any similar rollover options granted in respect of any other similar transactions in the future.

OGS amended its share option schemes in 2001 after discussions with the Association of British Insurers and with shareholder approval to provide that any options granted before 10 May 2001 would be disregarded for the purposes of the overall numbers of shares which may be put under option under those schemes. CAT wishes to mirror this for the purposes of Rollover Options granted in connection with the Merger, and accordingly it is proposed that the overall limits (as opposed to the individual limits referred to in the preceding paragraph) in the CAT schemes referred to above be amended so that any Rollover Options granted in consideration of the release of options over shares in OGS originally granted before 10 May 2001 will not be taken into account for those purposes. This proposed amendment will only apply in respect of Rollover Options granted in respect of the Merger, and will not have effect generally for rollover options.

The proposed amendments require your approval under the rules of the relevant schemes. Details of where the text of the relevant schemes amended as proposed is available for inspection are set out in paragraph 18 of Part X of the Listing Particulars. The text of the amendments will be subject to such further amendments as may be required to secure Inland Revenue approval, where appropriate, or the CATBoard otherwise consider necessary or desirable but not so as to conflict materially with the above description.

11.   Extraordinary General Meeting

As stated in paragraph 1 above, the Merger and the amendments to the CATShare Schemes are subject to your approval and the notice of the extraordinary general meeting of CAT to be held at Milstein Building, Granta Park, Cambridge, CB1 6GH at 12.30 p.m. on 11 March 2003 is set out at the end of this document. A Form of Proxy to be used by holders of CAT Shares and a form of voting instruction card to be used by holders of CAT ADSs in connection with the CAT EGM are enclosed.

The purpose of the CAT EGM is to seek your approval of the three ordinary resolutions and the two special resolutions set out in the notice of extraordinary general meeting. The first ordinary resolution which will be proposed is to approve, amongst other things: (i) the Merger and any revisions or extensions thereof, the acquisition of any share capital and other securities in OGS and related arrangements; (ii) an increase in the authorised ordinary share capital of CAT to (pound)8,000,000 (representing an increase of 60 per cent. in CAT's authorised ordinary share capital); and (iii) to authorise the CAT Directors specifically for the purposes of section 80 of the Companies Act, to exercise all the powers of the Company to allot relevant securities (as defined in that section), namely the New CAT Shares (including New CAT ADSs) to be issued pursuant to the Merger and any relevant securities to be issued pursuant to the arrangements in respect of participants in the OGS Share Option Schemes, up to an aggregate nominal amount of (pound)2,190,709.40, provided that the authority shall (unless previously revoked or varied by CAT Shareholders in general meeting) expire 12 months from the passing of this resolution. This resolution is in addition to and without prejudice to any existing authority.

Following the passing of this resolution, the CAT Directors will have authority to allot 21,907,094 CAT Shares to be issued pursuant to the Merger and any relevant securities to be issued pursuant to the arrangements in respect of participants in the OGS Share Option Schemes, which represents approximately
60.3 per cent. of the current issued share capital.

The second ordinary resolution is to authorise the CAT Directors generally, for the purposes of section 80 of the Companies Act, to exercise all the powers of the Company to allot relevant securities (as defined in that section), up to an aggregate nominal amount of (pound)1,884,225, provided that the authority shall (unless previously revoked or varied by CAT Shareholders in general meeting) expire at the earlier of the conclusion of the next annual general meeting to be held after the date of the passing of the resolution and 11 June 2004. This authorisation is in substitution for any existing authority other than the authority which would be granted under the first ordinary resolution referred to in the paragraph above.

Assuming this resolution is passed, and assuming completion of the Merger, following implementation of the Merger, the aggregate unutilised authority to allot shares in CAT would represent approximately 32 per cent. of the issued share capital as enlarged by the Merger.

Save for the issue of shares in CAT (including New CAT ADSs) in connection with the Merger and pursuant to the CAT Share Schemes, the CAT Directors have no present intention of issuing any of the increased, authorised but unissued share capital. In any event no issue will be made which would effectively alter the control of CAT without the prior approval of CAT Shareholders in general meeting.

As at 3 February 2003 (the latest practicable date prior to the date of the publication of this document) 1,777,935 options over ordinary shares in CAThad been granted and were still outstanding under the CAT Share Option Schemes.

Details of CAT's share capital, at present and, as it would be upon implementation of the Merger, are set out in paragraph 6 of Part X of the accompanying Listing Particulars.

The third ordinary resolution will be proposed to approve the amendments to the Cambridge Antibody Technology Group Company Share Option Plan and the proposed Cambridge Antibody Technology Group plc Executive Incentive Plan as described in paragraph 10.

To be passed, an ordinary resolution requires votes in favour by a simple majority to be cast. The increase in the authorised share capital and the grant to the CAT Directors of the authorities to allot such shares are conditional on the Scheme becoming effective.

The first special resolution which will be proposed is to give the directors of CATauthority to allot equity securities (within the meaning of section 94 of the Companies Act) for cash as if section 89 of the Companies Act did not apply to any such allotment, provided that such power is limited to the allotment of equity securities up to an aggregate nominal amount of (pound)282,633 (being approximately 5 per cent. of the enlarged issued share capital of CAT), assuming that each of the above resolutions are passed at the EGM, and assuming completion of the Merger, following implementation of the Merger. This disapplication of statutory pre-emption rights is conditional upon the Scheme becoming effective.

The second special resolution which will be proposed is to amend the articles of association of CAT in order to increase the limit on the aggregate of the fees which may be payable to the directors from a maximum of (pound)350,000 per annum to a maximum of (pound)500,000 per annum.

To be passed, a special resolution requires votes in favour by a majority of not less than three-fourths of such members (as being entitled to do so) vote in person or by proxy.

12.   Action to be taken by CAT Shareholders

You will find enclosed with this document a Form of Proxy to be used in connection with the CAT EGM. The Form of Proxy should be completed and signed in accordance with the instructions printed thereon and returned to the Registrars of CAT, Computershare Investor Services PLC, PO Box 1075, The Pavilions, Bridgwater Road, Bristol, BS99 3FA as soon as possible but in any case so as to be received not later than 12.30 p.m. on 9 March 2003.

The completion and return of a Form of Proxy will not preclude you from attending the CAT EGM and voting in person, if you so wish.

Provision has been made for CAT Shareholders who wish to do so, to submit the Form of Proxy by electronic means, details of which can be found on the Form of Proxy.

13.   Action to be taken by holders of CAT ADSs

Holders of CAT ADSs will not, except as mentioned below, be entitled to attend the CAT EGM. However, the CAT ADS Depositary, as registered holder of the CAT Shares underlying the CAT ADSs, will be so entitled and, pursuant to the CAT ADS Deposit Agreement, will vote in accordance with the written instructions that may be received from holders of CAT ADSs. A voting instruction card is enclosed for this purpose and must be completed, signed and returned to the CAT ADS Depositary so as to be received not later than 5.00 p.m. New York time on 4 March 2003. If you hold your CAT ADSs indirectly, you must rely on the procedures of your bank, broker or financial institution through which you hold your OGS ADSs.

Alternatively, holders of CAT ADSs who wish to attend the CAT EGM in person should take steps to present their CAT ADSs to the CAT ADS Depositary for cancellation and (upon compliance with the terms of the CAT ADS Deposit Agreement, including payment of the CAT ADS Depositary's fees and any applicable taxes and governmental charges) for delivery of CAT Shares so as to become registered holders of CAT Shares prior to the CAT Voting Record Time. The time and date of the CAT EGM appears on page 5 of this document. Please contact the CAT ADS Depositary on telephone number +1 (212) 815 2783 for further information on surrendering your CAT ADSs.

14.   Further information

Your attention is drawn to the additional information in Part II of this document and in the accompanying Listing Particulars which should be read in conjunction with this document.

15.   Recommendation

The CAT Directors, who have received financial advice from Merrill Lynch, consider the terms of the Merger to be fair and reasonable to CAT. In giving its advice, Merrill Lynch has taken into account the CAT Directors' commercial assessments of the Merger.

Furthermore, the CAT Directors consider the Merger, including the amendments to the CATShare Schemes, to be in the best interests of CAT Shareholders taken as a whole and, accordingly, the CAT Directors unanimously recommend that you vote in favour of the resolutions to be proposed at the CAT EGM, as they intend to do in respect of their own beneficial holdings of, in aggregate, 275,918 CAT Shares, representing approximately 0.76 per cent. of the current issued ordinary share capital of CAT.

Yours faithfully,


Peter Garland
Chairman

*Dr Donald Drakeman, an OGS Director, is also the Chief Executive Officer of Medarex, Inc., a competitor of CAT and has, therefore, not participated in decisions of the OGS Board relating to the Merger. Accordingly, he has abstained from the recommendation by the OGS Board to OGS Shareholders and from entering into any undertakings regarding voting in favour of the resolutions to be presented at the OGS Court Meeting and the OGS EGM which are required to implement the Merger. All references in this document to the recommendation of the OGS Board should be read accordingly.

**The expected operating cost savings have been calculated on the basis of the existing cost and operating structures of the companies and by reference to current prices and the current regulatory environment. These statements of estimated cost savings and one-off costs for achieving them relate to future actions and circumstances which, by their nature, involve risks, uncertainties and other factors. As a result, the cost savings referred to may not be achieved, or those achieved could be materially different from those estimated.

                                    PART II

                             ADDITIONAL INFORMATION

1.    Responsibility for the Circular

The CAT Directors, whose names are set out in paragraph 3(a) of Part X of the accompanying Listing Particulars, accept responsibility for the information contained in this document (including the information cross-referred to in paragraph 3 below). To the best of the knowledge and belief of the CAT Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.    Consent

Merrill Lynch has given and not withdrawn its written consent to the inclusion in this document of its name in the form and context in which it appears.

3.    Further information in the Listing Particulars

Further information relating to, amongst other things: (i) the interests of the CAT Directors in CAT Shares, the interests of the Proposed Directors in CATShares following the Merger and major interests of other CAT Shareholders in CAT Shares; (ii) dividends, listing, dealings and settlement; (iii) financial information including amongst other things, a comparative table for OGS as required by the Listing Rules; (iv) material contracts of each of CAT and OGS and (v) each of CAT and OGS's financial and trading position and litigation is set out in the accompanying Listing Particulars.

4.    Sources of information

In this document, unless otherwise stated:

(a) financial information on CAT and OGS and their respective groups has been extracted without material adjustment from the published audited annual report and accounts and, where appropriate, interim statements of the relevant Group for the relevant period;

(b) the amount of net cash and liquid resources of CAT and the OGS Group as at 31 December 2002 of (pound)123.7 million and (pound)136.4 million respectively has been taken from internal management information of CAT and OGS respectively;

(c) references to the current issued share capital of CAT are to its issued share capital as at 22 January 2003 of 36,352,686 shares;

(d) references to the current issued share capital of OGS are to its issued share capital as at 22 January 2003 of 55,729,534 shares;

(e) references to the issued and to be issued share capital of OGS are to 56,082,073 OGS Shares as at 22 January 2003 at a price of 195.5 pence per OGS Share, and where based on the volume weighted average trading price, to 56,151,126 OGS Shares at a price of 210.6 pence; and

(f) the volume weighted average trading prices of CAT Shares and OGS Shares in the last ten Business Days prior to the announcement of the Merger have been sourced from Bloomberg.

5.    Documents available for inspection

The documents referred to in paragraph 18 of Part X of the accompanying Listing Particulars will be available for inspection at the place and for the period specified therein.

Dated: 6 February 2003

                     NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given that an extraordinary general meeting of Cambridge Antibody Technology Group plc (the "Company") will be held at Milstein Building, Granta Park, Cambridge, CB1 6GH at 12.30 p.m. on 11 March 2003 to consider and, if thought fit, pass the resolutions set out below of which resolutions 1, 2 and 3 shall be proposed as ordinary resolutions and resolutions 4 and 5 shall be proposed as special resolutions.

                              ORDINARY RESOLUTIONS

1.    THAT:

(a) the proposed merger (the "Merger") of the Company with Oxford GlycoSciences Plc ("OGS") to be effected pursuant to a scheme of arrangement (the "Scheme") under section 425 of the Companies Act 1985 (the "Act") between OGS and its shareholders, or on such other terms (which are not materially different to the terms of the Scheme (which has been produced to the meeting and has been signed by the Chairman of the meeting for the purposes of identification)) and subject to such other conditions as may be approved by the directors (or any duly constituted committee thereof) be and is hereby approved;

(b) the directors (or any duly constituted committee thereof) be and are hereby authorised to bind the Company to the Scheme in its original, or in any modified or amended form approved by them, to waive, amend, vary or extend any of the terms and conditions of the Merger and/or agree on behalf of the Company to any modification of or to any addition to or to any term or condition to be imposed upon the Scheme (which are not materially different to the terms of the Scheme produced to the meeting) and to do all things as they may consider necessary, expedient or desirable in connection with the Merger including making and implementing proposals to the holders of options over the ordinary share capital of OGS as described in the listing particulars issued by CAT in connection with the Merger or otherwise on such terms or conditions as they may consider appropriate; and

(c) subject to and conditional upon the Scheme becoming unconditional (save for any conditions relating to (i) the delivery of the order of the High Court of Justice in England and Wales sanctioning the Scheme to the Registrar of Companies in England and Wales; (ii) registration of such order; and (iii) the UK Listing Authority agreeing to admit to the Official List of the UK Listing Authority and the London Stock Exchange agreeing to admit to trading on its market for listed securities the new ordinary shares of 10 pence each in the Company to be issued pursuant to the Merger and such admission becoming effective in accordance with the listing rules of the UK Listing Authority and the rules of the London Stock Exchange):

      (aa) the authorised ordinary share capital of the Company be and is hereby authorised to be increased from (pound)5,000,000 divided into 50,000,000 ordinary shares of 10 pence each to (pound)8,000,000 divided into 80,000,000 ordinary shares of 10 pence each by the creation of an additional 30,000,000 ordinary shares of 10 pence each; and

      (bb) the directors be and are specifically and unconditionally authorised pursuant to section 80 of the Act to allot relevant securities (within the meaning of section 80 of the Act) up to an aggregate nominal amount of (pound)2,190,709.40 (equivalent to 21,907,094 ordinary shares of 10 pence each in the Company) pursuant to the Merger and in connection with arrangements in respect of options over the ordinary share capital of OGS for a period expiring on the date which is twelve months from the passing of this resolution. The Company may allot relevant securities after this authority ends if the allotment is made pursuant to an agreement or offer which was made before this authority ends. This authorisation is in addition to and without prejudice to any existing authority.

2. THAT, subject to and conditional upon the Scheme becoming unconditional (save for any conditions relating to (i) the delivery of the order of the High Court of Justice in England and Wales sanctioning the Scheme to the Registrar of Companies in England and Wales; (ii) registration of such order; and (iii) the UK Listing Authority agreeing to admit to the Official List of the UK Listing Authority and the London Stock Exchange agreeing to admit to trading on its market for listed securities the new ordinary shares of 10 pence each in the Company to be issued pursuant to the Merger and such admission becoming effective in accordance with the listing rules of the UK Listing Authority and the rules of the London Stock Exchange):

      the directors be and are generally and unconditionally authorised pursuant to section 80 of the Act to allot relevant securities (within the meaning of section 80 of the Act) up to an aggregate nominal amount of (pound)1,884,225 (equivalent to 18,842,250 ordinary shares of 10 pence each in the Company) to such persons and upon such conditions as the directors may determine for a period expiring at the earlier of the conclusion of the next annual general meeting of the Company to be held after the date of the passing of this resolution and 11 June 2004. The Company may allot relevant securities after this authority ends if the allotment is made pursuant to an agreement or offer which was made before this authority ends. This authorisation is in substitution for any existing authority other than the authority proposed to be granted under resolution 1(c)above.

3. THAT the amendments to the Cambridge Antibody Technology Group Company Share Option Plan summarised in the circular to shareholders dated 6 February 2003 and, subject to, and conditional upon the Cambridge Antibody Technology Group plc Executive Incentive Plan being adopted following the annual general meeting of the Company to be held on 7 February 2003, the amendments to the Cambridge Antibody Technology Group plc Executive Incentive Plan summarised in the circular to shareholders dated 6 February 2003 be approved and the directors be authorised to carry the amendments into effect.

                               SPECIAL RESOLUTIONS

4. THAT, subject to the passing of Resolution 2 above and subject to and conditional upon the Scheme becoming unconditional (save for any conditions relating to (i) the delivery of the order of the High Court of Justice in England and Wales sanctioning the Scheme to the Register of Companies in England and Wales; (ii) registration of such order and (iii) the UK Listing Authority agreeing to admit to the Official List of the UK Listing Authority and the London Stock Exchange agreeing to admit to trading on its market for listed securities the new ordinary shares of 10 pence each in the Company to be issued pursuant to the Merger and such admission becoming effective in accordance with the listing rules of the UK Listing Authority and the rules of the London Stock Exchange):

      the directors be and they are hereby empowered pursuant to Section 95 of the Act in substitution for any previous power conferred on the directors pursuant to that section to allot equity securities (within the meaning of Section 94 of the Act) for cash pursuant to the authority conferred by Resolution 2 above as if Section 89(1) of the Act did not apply to that allotment provided that this power shall be limited:

      (a) to the allotment of equity securities in connection with a rights issue and so that for this purpose "rights issue" means an offer of equity securities open for acceptance for a period fixed by the directors to holders of equity securities on the register on a fixed record date in proportion to their respective holdings of such securities or in accordance with the rights attached to them but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory; and

      (b) to the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal amount of (pound)282,633;

      and shall expire at the earlier of the conclusion of the next annual general meeting of the Company to be held after the date of the passing of this resolution and 11 June 2004, save that the Company may before that expiry make an offer or agreement which would or might require equity securities to be allotted after that expiry and the directors may allot equity securities in pursuance of that offer or agreement as if the power conferred by this resolution had not expired.

5. THAT the Articles of Association of the Company be and are hereby amended by deletion of the existing regulation 90 and insertion of a new regulation 90 as follows:

      "90. Ordinary remuneration

            Each of the Directors shall be paid a fee for his services at such rate as may from time to time be determined by the Board or by a committee authorised by the Board provided that the aggregate of such fees (excluding any amounts payable under any other provision of these Articles) shall not exceed (pound)500,000 per annum or such higher amount as the Company by ordinary resolution may determine from time to time. Such fee shall be deemed to accrue from day to day."

By order of the Board


Diane Mellett                                   Milstein Building
Company Secretary                               Granta Park
                                                Cambridge
6 February 2003                                 CB1 6GM

Notes:

(i) A member entitled to attend and vote at the meeting is entitled to appoint a proxy or proxies to attend and vote instead of him/her. A proxy need not be a member of the Company.

(ii) A Form of Proxy is enclosed with this notice for use in connection with the business set out above. To be valid, a Form of Proxy and any power of attorney or other written authority under which it is signed must be lodged with the Registrars of the Company, Computershare Investor Services PLC, POBox 1075, The Pavilions, Bridgwater Road, Bristol BS99 3FA not less than 48 hours before the time appointed for the holding of the meeting or any adjourned meeting or, in the case of a poll taken more than 48 hours after it was demanded, not less than 24 hours before the time appointed for taking the poll.

(iii) Completing and returning a Form of Proxy will not prevent a member from attending in person at the meeting and voting should he/she so wish.

(iv) In accordance with Regulation 41 of the Uncertificated Securities Regulations 2001, the Company gives notice that only those shareholders entered on the register of members of the Company at 6.00 p.m. on 9 March 2003 (the "Specified Time") will be entitled to attend or vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries on the register after 6.00 p.m. on 9 March 2003 will be disregarded in determining the rights of any person to attend or vote at that meeting. Should the meeting be adjourned to a time not more than 48 hours after the Specified Time applicable to the original meeting, that time will also apply for the purpose of determining the entitlement of members to attend and vote (and for the purpose of determining the number of votes they may cast) at the adjourned meeting. Should the meeting be adjourned for a longer period, then to be so entitled members must be entered on the Company's Register of Members at the time which is not more than 48 hours before the time fixed for the adjourned meeting or, if the Company gives notice of the adjourned meeting, at the time specified in that notice.

(v) If you would like to appoint your proxy electronically or elect to receive certain information (such as notices of General Meetings or Annual Reports and Accounts) via the internet go to www.cambridgeantibody.com click on the investor relations tab, select share info followed by electronic proxy voting (to appoint your proxy) or shareholder info services (to receive information) from the menu on the left hand side of the screen. Should you experience any problems in registering for either of these services or have any questions, please call the dedicated helpline on +44 (0) 870 889 3109.